Exhibit 99.1

MAKEMYTRIP LIMITED ANNOUNCES FISCAL 2012 THIRD QUARTER RESULTS

Financial Highlights

•	Revenue rose 50.3% (67.6% in constant currency) yoy to $53.8 million.

•	Revenue less service costs(2) increased 36.9% yoy (52.5% in constant currency) to $23.7 million.

•	Net revenue margin(3) for Air ticketing and Hotels and packages combined increased by 1.8 percentage points to 9.6% yoy.

•	Adjusted operating profit(4) improved to $4.2 million, versus $1.6 million in the prior year’s fiscal third quarter.

•	Adjusted net income(5) was $3.0 million versus $1.8 million in the prior year’s fiscal third quarter.

•	Adjusted Diluted earnings per share(5) was $0.08 ($0.09 in constant currency) versus $0.05 in the prior year’s fiscal third quarter.

Gurgaon, India and New York, February 9, 2012 — MakeMyTrip Limited (Nasdaq: MMYT), India’s leading online travel company, today announced its unaudited financial and operating results for its fiscal quarter ended December 31, 2011.

“In the fiscal third quarter we witnessed a rapid weakening of the Indian Rupee as well as volatility in the Indian aviation industry,” said Deep Kalra, Chairman and CEO, “however demand for our services remained strong during the past holiday travel season as more customers chose to use MakeMyTrip for the superior user experience we offer.”

	September 30,	September 30,	September 30,	September 30,
(in thousands except EPS)	3 months Ended December 31, 2010	3 months Ended December 31, 2011	YoY Change	YoY Change in constant currency(6)
Financial Summary as per IFRS
Revenue	$35,792.9	$53,806.9	50.3%	67.6%
Revenue Less Service Costs(2)	$17,281.4	$23,654.7	36.9%	52.5%
Air Ticketing	$13,486.4	$17,367.4	28.8%	44.1%
Hotels and packages	$2,949.6	$5,340.4	81.1%	99.0%
Other	$845.5	$947.0	12.0%	24.8%
Results from Operating Activities	$1,443.3	$1,282.9
Adjusted Operating Profit(4)	$1,586.5	$4,191.3	164.2%	187.6%
Profit for the period	$1,628.1	$41.5
Adjusted Net Income(5)	$1,770.2	$3,001.1	69.5%	86.4%
Diluted earnings per share	$0.04	$0.001
Adjusted Diluted earnings per share(5)	$0.05	$0.08

Operating Metrics
Gross Bookings(1)	$210,605.1	$237,333.6	12.7%	28.0%
Air Ticketing	$183,390.3	$193,323.6	5.4%	20.4%
Hotels and packages	$27,214.8	$44,010.0	61.7%	79.2%
Number of Transactions
Air Ticketing	759.2	882.4	16.2%
Hotels and packages	50.7	110.9	118.9%

(1)	Represents the total amount paid by our customers for the travel services and products booked through us, including taxes, fees and other charges, and are net of cancellations and refunds.
(2)	Represents IFRS revenue after deducting service costs. IFRS refers to International Financial Reporting Standards as issued by the International Accounting Standards Board.
(3)	Revenue less service cost as a percentage of gross bookings.
(4)	Results from operating activities excluding employee share-based compensation costs.
(5)

Profit for the period excluding employee share-based compensation costs, costs related to initial public offering, interest expense on the liability portion of preference shares, interest accretion on financial liability related to business combination, changes in the fair market value of embedded derivatives in the preference shares and income tax (benefit) expense.

(6)

Constant currency refers to our financial results assuming constant foreign exchange rates for the current fiscal period based on the reporting for the historical average rate used in the prior year’s comparable fiscal period.

Please see “About Non-IFRS Financial Measures” included within this release to understand the importance of the financial measures set forth in notes (2) to (6) above. Reconciliations of IFRS financial measures to non-IFRS operating results are included at the end of this release.

Fiscal 2012 Third Quarter Financial Results(1)

Revenue. We generated revenue of $53.8 million in the quarter ended December 31, 2011, an increase of 50.3% (67.6% in constant currency) over revenue of $35.8 million in the quarter ended December 31, 2010.

Air Ticketing. Revenue from our air ticketing business increased by 59.9% (77.4% in constant currency) to $21.6 million in the quarter ended December 31, 2011 from $13.5 million in the quarter ended December 31, 2010. Our Revenue less service costs increased by 28.8% (44.1% in constant currency) to $17.4 million in the quarter ended December 31, 2011 from $13.5 million in the quarter ended December 31, 2010. This was largely due to an increase in net revenue margin from 7.4% in the quarter ended December 31, 2010 to 9.0% in the quarter ended December 31, 2011. The margin improvement in this quarter came from specially negotiated rates and favorable incentive deals achieved as we worked closely with our travel partners in a volatile Indian aviation industry environment.

Hotels and packages. Revenue from our hotels and packages business increased by 45.8% (63.0% in constant currency) to $31.3 million in the quarter ended December 31, 2011 from $21.5 million in the quarter ended December 31, 2010. Our Revenue less service costs increased by 81.1% (99.0% in constant currency) to $5.3 million in the quarter ended December 31, 2011 from $2.9 million in the quarter ended December 31, 2010. This was due to an increase in gross bookings by 61.7% (79.2% in constant currency) as well as an expansion of net revenue margin from 10.8% in the quarter ended December 31, 2010 to 12.1% in the quarter ended December 31, 2011.

Other Revenue. Our other revenue increased to $0.9 million in the quarter ended December 31, 2011 from $0.8 million in the quarter ended December 31, 2010, primarily due to increased sale of rail tickets and bus tickets and other miscellaneous income.

Total Revenue less Service Cost. Our total revenue less service cost increased by 36.9% (52.5% in constant currency) to $23.7 million in the quarter ended December 31, 2011 from $17.3 million in the quarter ended December 31, 2010 as a result of a 28.8% (44.1% in constant currency) increase in our air ticketing revenue less service cost, as well as a 81.1% (99.0% in constant currency) increase in our hotels and packages revenue less service cost.

Personnel Expenses. Personnel expenses increased to $8.0 million in the quarter ended December 31, 2011 from $3.9 million in the quarter ended December 31, 2010, mainly as a result of employee share-based compensation costs of $2.9 million in the quarter ended December 31, 2011 as against $0.14 million in quarter ended December 31, 2010 as well as due to increases in annual wages and average employee headcount year over year in the quarter ended December 31, 2011. Excluding employee share-based compensation costs, personnel expenses as a percentage of net revenue remained at the same level of 21.5% year over year and decreased by 3.5% from 24.9% in the previous quarter.

Other Operating Expenses. Other operating expenses increased by 19.2% to $13.7 million in the quarter ended December 31, 2011 from $11.5 million in the quarter ended December 31, 2010, primarily as a result of an increase in payment gateway charges, advertising and business promotion expenses and outsourcing expenses in line with the growth in our business. Other Operating Expenses as a percentage of net revenue decreased by 8.6% year over year to 57.8% driven by operating leverage from advertising and business promotion, SGA and a change in the mix of customer payment methods for our holiday packages.

Results from Operating Activities. As a result of the foregoing factors, our results from operating activities was a profit of $1.3 million in the quarter ended December 31, 2011 from a profit of $1.4 million in the quarter ended December 31, 2010. Excluding the effects of our employee share-based compensation costs for both quarters ended December 31, 2011 and 2010, we would have recorded an operating profit of $4.2 million in the quarter ended December 31, 2011 and an operating profit of $1.6 million in the quarter ended December 31, 2010.

Net Finance Income (Cost). Our net finance income (cost) decreased to $(1.2) million in the quarter ended December 31, 2011 from $0.2 million in the quarter ended December 31, 2010, primarily due to a higher foreign exchange loss of $(1.1) million in the quarter ended December 31, 2011 due to depreciation of the Indian rupee versus U.S. dollar.

Profit for the period. As a result of the foregoing factors, including the effects of our employee share-based compensation costs, our profit for the quarter ended December 31, 2011 was $0.04 million as compared to a profit of $1.6 million in the quarter ended December 31, 2010. Excluding the effects of employee share-based compensation costs for both fiscal third quarter of 2011-12 and 2010-11 and interest accretion on financial liability related to business combination in the third quarter of fiscal 2011-12, we would have recorded a net profit of $3.0 million in the quarter ended December 31, 2011 and a net profit of $1.8 million in the quarter ended December 31, 2010.

Earnings per share. Diluted earnings per share were $0.001 for the quarter ended December 31, 2011 as compared to earnings per share of $0.04 in the quarter ended December 31, 2010. Adjusted for interest accretion on financial liability related to business combination and employee share-based compensation costs as mentioned in the preceding paragraph, diluted earnings per share were $0.08 in the quarter ended December 31, 2011, compared to diluted earnings per share of $0.05 in the quarter ended December 31, 2010.

(1)

Our consolidated operating and financial results for the quarter ended December 31, 2011 include the operating and financial results of LTT, respectively. On May 9, 2011, we acquired approximately 79% of LTT and agreed to acquire the remaining shares in three tranches over a three-year earn-out period.

Fiscal Year 2011-12 Outlook

The Company remains confident in its abilities to achieve its long term financial growth targets. However, the Company would like to adjust its 2012 fiscal year annual Revenue less service costs to $86 to $88 million as the current Indian Rupee to US Dollar exchange rate is weaker than our estimated rate at the time guidance was initially provided last May.

Conference Call MakeMyTrip will host a conference call to discuss the company’s results for the quarter ended December 31, 2011 beginning at 7:30 a.m. EST on February 9, 2012. To participate, please dial 1-855-500-8701 from within the U.S. or + 65-6723-9385 from any other country. Thereafter, callers will be prompted to enter the participant passcode 46117620. A live webcast of the conference call will also be available through the Investor Relations section of the company’s website at http://investors.makemytrip.com.

A telephonic replay of the conference call will be available for two weeks by dialing +1-866-214-5335 and using passcode 46117620. A two week replay of the live webcast will also be available at http://investors.makemytrip.com, shortly following the conclusion of the call.

About Non-IFRS Financial Measures

As certain parts of our revenues are recognized on a “net” basis and other parts of our revenue are recognized on a “gross” basis, we evaluate our financial performance based on revenue less service costs, which is a non-IFRS measure, as we believe that revenue less service costs reflects more accurately the value addition of the travel services that we provide to our customers. The presentation of this non-IFRS information is not meant to be considered in isolation or as a substitute for our consolidated financial results prepared in accordance with IFRS as issued by the IASB. Our revenue less service costs may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

Constant currency results are financial measures that are not in accordance with IFRS, and assume constant currency exchange rates used for translation based on the rates in effect during the comparable period in the prior fiscal year.

The company believes that Adjusted operating profit and Adjusted net income and change in constant currency are useful in measuring the results of the company. The IFRS measures most directly comparable to Adjusted operating profit and Adjusted net income are Results from operating activities and Income (Loss) for the period, respectively. The company believes that adjustments to these IFRS measures (including employee stock compensation costs, interest accretion on preference stock, expenses such as initial public offering costs, follow-on public offering costs, gain or loss in fair market value of the embedded options within preference stock, interest accretion on financial liability related to business combination and income tax benefit (expense)) provide investors and analysts a more accurate representation of the company’s operating results.

Safe Harbor Statement

This release contains certain statements concerning the Company’s future growth prospects and forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on the company’s current expectations, assumptions, estimates and projections about the company and its industry. The forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “project,” “seek,” “should” and similar expressions. Such statements include, among other things, quotations from management as well as MakeMyTrip’s (MMYT) strategic and operational plans. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, the slow-down of economic growth in India and the global economic downturn, general declines or disruptions in the travel industry, volatility in the trading price of MMYT’s shares, MMYT’s reliance on its relationships with travel suppliers and strategic alliances, failure to further increase MMYT’s brand recognition to obtain new business partners and consumers, failure to compete against new and existing competitors, failure to successfully manage current growth and potential future growth, risks associated with any strategic investments or acquisitions, seasonality in the travel industry in India and overseas, failure to successfully develop MMYT’s corporate travel business, damage to or failure of MMYT’s infrastructure and technology, loss of services of MMYT’s key executives, and inflation in India and in other countries. These and other factors are more fully discussed in the “Risk Factors” section of MMYT’s 20-F dated September 2, 2011, filed with the U.S. Securities and Exchange Commission. All information provided in this release is provided as of the date of issuance of this release, and MMYT does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About MakeMyTrip Limited and MakeMyTrip.com

MakeMyTrip Limited is the parent company of MakeMyTrip (India) Private Limited, India’s largest online travel company, MakeMyTrip.com Inc., Luxury Tours & Travel Pte Ltd, Singapore (LTT) and Luxury Tours (Malaysia) Sdn Bhd. The Company’s services and products include air tickets, customized holiday packages, hotel bookings, railway tickets, bus tickets, car hire and facilitating access to travel insurance. Through its primary website, www.makemytrip.com, and other technology-enhanced platforms, the company provides access to all major domestic full-service and low-cost airlines operating in India, all major airlines operating to and from India, over 7,500 hotels in India and a wide selection of hotels outside India, Indian Railways and several major Indian bus operators.

For more details, please contact:

INVESTOR RELATIONS

Jonathan Huang

MakeMyTrip.com Inc.

+1 (646) 405-1311

jonathan.huang@makemytrip.com

MAKEMYTRIP LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	September 30,	September 30,
	As at March 31, 2011	As at December 31, 2011
	(in USD)
Assets
Property, plant and equipment	3,762,598	6,095,279
Intangible assets	2,796,840	7,273,969
Trade and other receivables, net	600,067	899,968
Investment in equity-accounted investees	—	893,172
Other investments	—	4,318,269
Derivatives instruments	—	246,312
Term deposits	706,873	4,507,773
Other non-current assets	219,021	482,720
Deferred tax assets	2,924,308	2,434,230

Total non-current assets	11,009,707	27,151,692

Inventories	—	1,936,191
Current tax assets	3,855,431	5,385,675
Trade and other receivables, net	12,257,102	21,179,459
Term deposits	16,235,047	34,394,747
Other current assets	17,852,029	21,567,802
Cash and cash equivalents	51,730,321	40,238,734

Total current assets	101,929,930	124,702,608

Total assets	112,939,637	151,854,300

Equity
Share capital	17,546	18,559
Share premium	111,541,661	149,967,330
Fair value reserve	—	(527,211)
Accumulated deficit	(38,024,060)	(37,958,454)
Share based payment reserve	3,914,844	6,725,210
Foreign currency translation reserve	(1,174,111)	(10,301,258)

Total equity attributable to equity holders of the Company	76,275,880	107,924,176
Non-controlling interest	—	(3,100)

Total equity	76,275,880	107,921,076

Liabilities
Loans and borrowings	148,923	209,261
Employee benefits	667,050	669,891
Deferred tax liabilities	—	82,701
Other non-current liabilities	503,320	1,301,362

Total non-current liabilities	1,319,293	2,263,215

Bank overdraft	3,855,977	—
Loans and borrowings	60,634	138,764
Derivatives instruments	—	127,567
Trade and other payables	29,694,702	39,509,965
Deferred income	26,533	22,086
Other current liabilities	1,706,618	1,871,627

Total current liabilities	35,344,464	41,670,009

Total liabilities	36,663,757	43,933,224

Total equity and liabilities	112,939,637	151,854,300

MAKEMYTRIP LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	September 30,	September 30,	September 30,	September 30,
	For the three months ended December 31		For the nine months ended December 31
	2010	2011	2010	2011
	(in USD)
Revenue
Air ticketing	13,486,354	21,566,642	33,756,539	55,275,143
Hotels and packages	21,461,034	31,293,216	57,704,099	91,731,166
Other revenue	845,483	947,004	1,883,465	2,638,202

Total revenue	35,792,871	53,806,862	93,344,103	149,644,511

Service cost
Procurement cost of hotel and packages services	18,511,481	25,952,834	49,335,663	76,690,562
Cost of air tickets coupon	—	4,199,286	—	6,861,225
Personnel expenses	3,862,173	7,982,765	10,675,218	18,969,805
Other operating expenses	11,479,613	13,681,742	28,906,238	41,177,805
Depreciation and amortization	496,318	707,355	1,399,133	1,937,784

Result from operating activities	1,443,286	1,282,880	3,027,851	4,007,330

Finance income	373,990	433,044	1,077,414	1,317,504
Finance costs	190,372	1,666,133	2,962,619	4,454,807

Net finance income (costs)	183,618	(1,233,089)	(1,885,205)	(3,137,303)

Share of loss of equity-accounted investee	—	(11,272)	—	(11,272)

Profit before tax	1,626,904	38,519	1,142,646	858,755
Income tax benefit	1,209	2,972	—	7,892

Profit for the period	1,628,113	41,491	1,142,646	866,647

Other comprehensive income (loss)
Foreign currency translation differences on foreign operations	(341,406)	(4,234,204)	(231,830)	(9,163,783)
Net change in fair value of available-for-sale financial assets	—	(527,211)	—	(527,211)
Defined benefit plan actuarial gains (losses)	—	—	(33,640)	2,646

Other comprehensive loss for the period, net of tax	(341,406)	(4,761,415)	(265,470)	(9,688,348)

Total comprehensive income (loss) for the period	1,286,707	(4,719,924)	877,176	(8,821,701)

Profit (Loss) attributable to:
Owners of the Company	1,626,263	39,570	1,140,426	917,477
Non-controlling interest	1,850	1,921	2,220	(50,830)

Profit for the period	1,628,113	41,491	1,142,646	866,647

Total comprehensive income (loss) attributable to:
Owners of the Company	1,284,936	(4,719,071)	875,021	(8,734,235)
Non-controlling interest	1,771	(853)	2,155	(87,466)

Total comprehensive income (loss) for the period	1,286,707	(4,719,924)	877,176	(8,821,701)

Earnings per share
Basic	0.05	0.001	0.04	0.03
Diluted	0.04	0.001	0.04	0.02

Weighted average number of shares
Basic	34,869,630	36,998,163	26,137,581	36,529,043
Diluted	36,502,278	38,412,815	27,771,648	38,046,100

MAKEMYTRIP LIMITED

UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to equity holders of the Company
	Share capital	Share premium	Fair value reserve	Accumulated deficit	Share based payment reserve	Foreign currency translation reserve	Total	Non- controlling interest	Total equity
	(In USD)
Balance as at April 1, 2011	17,546	111,541,661	—	(38,024,060)	3,914,844	(1,174,111)	76,275,880	—	76,275,880
Total comprehensive income (loss) for the period
Profit (loss) for the period	—	—	—	917,477	—	—	917,477	(50,830)	866,647

Other comprehensive income (loss)
Foreign currency translation differences	—	—	—	—	—	(9,127,147)	(9,127,147)	(36,636)	(9,163,783)
Net change in fair value of available-for-sale financial assets	—	—	(527,211)	—	—	—	(527,211)	—	(527,211)
Defined benefit plan actuarial gains, net of tax	—	—	—	2,646	—	—	2,646	—	2,646

Total other comprehensive income (loss)	—	—	(527,211)	2,646	—	(9,127,147)	(9,651,712)	(36,636)	(9,688,348)

Total comprehensive income (loss) for the period	—	—	(527,211)	920,123	—	(9,127,147)	(8,734,235)	(87,466)	(8,821,701)

Transactions with owners, recorded directly in equity Contributions by owners
Share-based payment	—	—	—	—	4,162,668	—	4,162,668	—	4,162,668
Issue of ordinary shares on exercise of share options	240	2,149,228	—	—	(1,335,885)	—	813,583	—	813,583
Transfer to accumulated defecit on expiry of share options	—	—	—	16,417	(16,417)	—	—	—	—
Issue of ordinary shares through follow-on public offering, net of issuance costs	773	36,276,441	—	—	—	—	36,277,214	—	36,277,214

Total contributions by owners	1,013	38,425,669	—	16,417	2,810,366	—	41,253,465	—	41,253,465

Changes in ownership interests in subsidiaries
Financial liability for acquisition of non-controlling interest	—	—	—	(870,934)	—	—	(870,934)	—	(870,934)
Acquisition of subsidiary with non-controlling interests	—	—	—	—	—	—	—	84,366	84,366

Total changes in ownership interest in subsidiaries	—	—	—	(870,934)	—	—	(870,934)	84,366	(786,568)

Total transactions with owners	1,013	38,425,669	—	(854,517)	2,810,366	—	40,382,531	84,366	40,466,897

Balance as at December 31, 2011	18,559	149,967,330	(527,211)	(37,958,454)	6,725,210	(10,301,258)	107,924,176	(3,100)	107,921,076

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENT OF CASH FLOWS

(UNAUDITED)

	September 30,	September 30,
	For the nine months ended December 31
	2010	2011
	(in USD)
Profit for the period	1,142,646	866,647
Adjustments for non-cash Items	3,774,390	9,301,618
Change in working capital	(14,913,418)	(10,200,408)

Net cash used in operating activities	(9,996,380)	(32,144)

Net cash used in investing activities	(2,204,721)	(38,996,142)

Net cash from financing activities	52,481,221	35,345,943

Increase (decrease) in cash and cash equivalents	40,280,120	(3,682,343)

Cash and cash equivalents at beginning of the period	5,345,460	47,874,344
Effect of exchange rate fluctuations on cash held	(419,788)	(3,953,267)

Cash and cash equivalents at end of the period	45,205,792	40,238,734

MAKEMYTRIP LIMITED

RECONCILIATION OF IFRS TO NON-IFRS FINANCIAL MEASURES

	Three months ended December 31
	Air ticketing		Hotels and packages		Others		Total
	2010	2011	2010	2011	2010	2011	2010	2011
	(in USD)
Revenue	13,486,354	21,566,642	21,461,034	31,293,216	845,483	947,004	35,792,871	53,806,862

Less:
Service cost	—	4,199,286	18,511,481	25,952,834	—	—	18,511,481	30,152,120

Revenue less service cost	13,486,354	17,367,356	2,949,553	5,340,382	845,483	947,004	17,281,390	23,654,742

	Nine months ended December 31
	Air ticketing		Hotels and packages		Others		Total
	2010	2011	2010	2011	2010	2011	2010	2011
	(in USD)
Revenue	33,756,539	55,275,143	57,704,099	91,731,166	1,883,465	2,638,202	93,344,103	149,644,511

Less:
Service cost	—	6,861,225	49,335,663	76,690,562	—	—	49,335,663	83,551,787

Revenue less service cost	33,756,539	48,413,918	8,368,436	15,040,604	1,883,465	2,638,202	44,008,440	66,092,724

	For the three months ended December 31		For the nine months ended December 31
Reconciliation of Adjusted Operating Profit	2010	2011	2010	2011
(Unaudited)	(in USD)
Result from operating activities as per IFRS	1,443,286	1,282,880	3,027,851	4,007,330
Add: Employee share-based compensation costs	143,256	2,908,411	450,316	4,162,668

Adjusted Operating Profit	1,586,542	4,191,291	3,478,167	8,169,998

	For the three months ended December 31		For the nine months ended December 31
Reconciliation of Adjusted Net Income	2010	2011	2010	2011
(Unaudited)	(in USD)
Income for the period as per IFRS	1,628,113	41,491	1,142,646	866,647
Add: Employee share-based compensation costs	143,256	2,908,411	450,316	4,162,668
Add: Cost related to initial public offerings and follow-on public offering	—	—	2,086,583	879,994

Less: Gain on change in fair market value of derivatives	—	—	(48,382)	—
Add: Interest accretion on preference stock	—	—	426,291	—
Add: Interest accretion on financial liability related to business combination	—	54,130	—	143,186
Add: Income tax benefit	(1,209)	(2,972)	—	(7,892)

Adjusted Net Income	1,770,160	3,001,060	4,057,454	6,044,603

Adjusted Earning per share
Diluted	0.05	0.08	0.15	0.16

	For the three months ended December 31, 2011
	Revenue				Revenue less service costs
Reported Growth and Constant Currency Growth (Unaudited)	Air Ticketing	Hotels and packages	Other	Total	Air Ticketing	Hotels and packages	Other	Total
Reported Growth (as reported)	59.9%	45.8%	12.0%	50.3%	28.8%	81.1%	12.0%	36.9%
Impact of Foreign Currency Translation	17.5%	17.2%	12.8%	17.2%	15.4%	18.0%	12.8%	15.7%

Constant Currency Growth	77.4%	63.0%	24.8%	67.6%	44.1%	99.0%	24.8%	52.5%

MAKEMYTRIP LIMITED

OPERATING DATA

	September 30,	September 30,	September 30,	September 30,
	For the three months ended December 31		For the nine months ended December 31
	2010	2011	2010	2011
	(in thousands, except percentages)
Number of transactions
Air ticketing	759.2	882.4	1,970.6	2,782.4
Hotels and packages(1)	50.7	110.9	124.6	258.4

Revenue less service cost:
Air ticketing	13,486.4	17,367.4	33,756.5	48,413.9
Hotels and packages	2,949.6	5,340.4	8,368.4	15,040.6
Other revenue	845.5	947.0	1,883.5	2,638.2

	$17,281.4	$23,654.7	$44,008.4	$66,092.7

Gross Bookings
Air ticketing	183,390.3	193,323.6	468,483.5	625,852.3
Hotels and packages	27,214.8	44,010.0	72,753.6	120,547.3

	$210,605.1	$237,333.6	$541,237.1	$746,399.6

Net revenue margins
Air ticketing	7.4%	9.0%	7.2%	7.7%
Hotels and packages	10.8%	12.1%	11.5%	12.5%

Combines net revenue margin for air ticketing and hotels and packages	7.8%	9.6%	7.8%	8.5%

(1)	Includes transactions of LTT for three months and nine months ended December 31, 2011.